SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/22/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

39,244

9. SOLE DISPOSITIVE POWER

2,183,096_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,183,096

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.6 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have sent the letter attached as an Exhibit below.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Letter to President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/25/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein











Exhibit A.

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net




July 22, 2005




Julian Sluyters
President and Chief Executive Officer
The New Germany Fund, Inc.
345 Park Avenue, 27th Floor
New York, NY 10154

Dear Mr. Sluyters:

We received your letter dated July 11, 2005 on July 13, 2005, shortly after we submitted an SEC filing containing our letter of July 12, 2005 which you have presumably received by now.

As you know, the reason we did not attend the annual meeting was because the board had refused our request to permit all proxies presented at the meeting to be voted as instructed and counted. Ultimately, a court will have to determine whether (1) the board was justified in refusing to count our proxies and if not, (2) whether our nominees should be declared elected as directors of The New Germany Fund (the "Fund").

You ask us to provide written documentation to support the statements in our letter of June 27, 2005 regarding the proxies we received and would have voted at the meeting if the board had agreed to have them counted. We would be willing to provide written documentation to the independent inspector of election if the board agrees to issue a corrective public announcement if the inspector verifies our claims.

You also ask us to advise you of the basis for the litigation we intend to pursue. As we stated in our letter of July 12, 2005, we intend to file a derivative lawsuit on behalf of the Fund against Sullivan & Cromwell for malpractice in aiding and abetting the board of directors to breach its fiduciary duty to the Fund by (a) adopting the Fund's preclusive director qualifications bylaw and (b) refusing a valid request to waive it.

To elaborate, the board of directors of a corporation is generally entitled to use its good faith business judgment to manage the corporation's business and affairs. There is, however, an important limitation on the board's business judgment, i.e., it does not apply to the question of who shall constitute the board. The composition of the board itself is a decision for the shareholders to make via a fair election. Thus, even if the board believes in good faith that the policies that would be pursued by others that might be elected as directors would be harmful to the corporation, it is not entitled to take action for the primary purpose of impeding the shareholders from electing them without a compelling justification. As Delaware Chancellor Allen wrote in a landmark decision, Blasius Industries, Inc. v. Atlas Corp.: "The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests" and "[a]ction designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority." We assume that the board did not know that its actions to impede a shareholder vote breached its fiduciary duty to provide for a fair election. If so, then it was the duty of the Fund's legal counsel to so advise the board.

It is our contention that the primary purpose of the director qualifications bylaw in question is to impede a shareholder vote to determine the composition of the board of directors. If so, then even if the board sincerely believed it was acting in the best interest of the Fund to impede the election of directors that might pursue policies it believed would be harmful, it was a (possibly unintentional) breach of its fiduciary duty for the board to (a) adopt the qualifications bylaw in the first place and (b) refuse a valid request to waive it in order to allow a fair proxy contest to determine the composition of the board. We contend that Sullivan & Cromwell (1) should have so advised the board and counseled it against taking these actions and (2) failed to properly counsel the board because its own position as legal counsel to the Fund would be less secure if shareholders were free to nominate and elect other directors in a proxy contest. If these allegations have merit, then Sullivan & Cromwell placed its own interest above that of its client, i.e., the Fund. Consequently, the board should cause the Fund to take action against Sullivan & Cromwell.

To reiterate, before we file a derivative lawsuit, we demand that the board of directors conduct an objective good faith investigation to determine whether the Fund should take action against Sullivan & Cromwell for malpractice in connection with its role in advising the board to adopt the director qualifications bylaw and to refuse our valid request to waive it. Since Sullivan & Cromwell, the alleged wrongdoer, is conflicted the board obviously needs independent legal counsel to advise it
on this matter.   Please advise us promptly whether the board
will investigate this matter.

Please contact us if you require further information.

Very truly yours,


Phillip Goldstein
Portfolio Manager